

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2011

Sean Crelin
Director, Legal
Westpac Banking Corporation
575 Fifth Avenue, 39th Floor
New York, NY 10017

Re:     **Westpac Securitisation Management Pty Limited**
        **Amendment No. 1 to the Registration Statement on Form S-3**
        **Filed December 8, 2010**
        **File No. 333-166670**

Dear Mr. Crelin:

         We have reviewed your response to our letter dated June 4, 2010 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

Prospectus Supplement

Summary of the Notes, page S-3

The Housing Loan Pool, page S-7

1.  We note your response to prior comment 2. Please revise to disclosure in the summary section the number and percentage of exception loans in the mortgage pool. Additionally, please revise the "Details of the Housing Loan Pool" section to include similar data regarding low-doc loans, interest-only loans, modified loans and exception loans.

Withholding Tax, page S-8

2.  We note your response to prior comment 3. We remind you that any security which can be called with 25% or more of the underlying principal outstanding must be titled "Callable." Please confirm that you will abide by this and revise your disclosure, as appropriate.

Risk Factors, page S-15

3.  Please revise the introductory paragraph to clarify that all material risks are discussed. If a risk is not deemed material, it should not be referenced.

If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217.  If you need further assistance, you may contact me at (202) 551-3574.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc:      Via facsimile (312) 706-8362
        Jon D. Van Gorp, Esq.
        Mayer Brown LLP